Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
PACIFIC DRILLING S.A.
Société anonyme

Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg
R.C.S. Luxembourg B 159.658
24 May 2016

Dear Shareholders:

The Board of Directors of Pacific Drilling S.A. (the Board) is pleased to invite you to attend the Annual General Meeting of Shareholders (the AGM) of Pacific Drilling S.A. (the Company) to be held on 24 May 2016 at 10:00 a.m. Central European Time at the registered office of the Company in Luxembourg with the following agenda:

AGENDA

1.
Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2015 to 31 December 2015 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

2.
Approval of the consolidated financial statements of the Company for the financial period from 1 January 2015 to 31 December 2015 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2015 to 31 December 2015;

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2015 to 31 December 2015;

5.
Re-appointment of the following members of the Board for a term ending at the annual general meeting of the Company to be held in 2017: Jeremy Asher, Christian J. Beckett, Laurence N. Charney, Cyril Ducau, Sami Iskander, Ron Moskovitz, Elias Sakellis, Robert A. Schwed, and Paul Wolff;

6.	Approval of compensation of the members of the Board;

7.	Ratification and approval of the Indemnity Agreements entered into with each of the members of the Board; and

8.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the AGM of the shareholders of the Company to be held in 2017.

Copies of the Annual Accounts and of the Consolidated Financial Statements together with the relevant management and audit reports shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the registered office of the Company during normal business hours, beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Annual Accounts and of the Consolidated Financial Statements and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the Law).
Luxembourg, 2 May 2016

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director and Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on 8 April 2016 as the record date for the determination of the shareholders entitled to vote at the AGM or any adjournment thereof.

2.	At the AGM, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time the meeting is held. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.
A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Dept., P.O. Box 1600 Sentrum, 0021 Oslo, Norway or alternatively by e-mail vote@dnb.no within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.
IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES, YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF
PACIFIC DRILLING S.A.

Company Proposals

PROPOSALS 1, 2, 3, 4, 5, 6, 7 and 8

1.
Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2015 to 31 December 2015 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

The Board recommends that the Annual Accounts be approved, after due consideration of the report from the independent auditor on such Annual Accounts.
The Annual Accounts together with the report of the independent auditor on such Annual Accounts shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the registered office of the Company beginning fifteen (15) days before the Annual General Meeting until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant audit report shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies (the Law).

2.
Approval of the consolidated financial statements of the Company for the financial period from 1 January 2015 to 31 December 2015 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

The Board recommends that the Consolidated Financial Statements be approved, after due consideration of the reports from each of the Board and the independent auditor on such Consolidated Financial Statements.
The Consolidated Financial Statements together with the reports from each of the Board and the independent auditor on such Consolidated Financial Statements shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the registered office of the Company beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Consolidated Financial Statements and the reports from each of the Board and the independent auditor shall also be sent to the registered shareholders in accordance with article 73 of the Law.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2015 to 31 December 2015;

The Annual Accounts show a loss and it is proposed that such loss be carried forward.

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2015 to 31 December 2015;
In accordance with the Law, upon approval of the Company’s Annual Accounts and Consolidated Financial Statements, the shareholders must vote as to whether those who were members of the Board during the year 2015 shall be discharged from any liability in connection with the management of the Company’s affairs during such period.
The Board recommends that the shareholders approve granting discharge to all the Directors.

5.
Re-appointment of the following members of the Board of Directors for a term ending at the AGM of the Company to be held in 2017: Jeremy Asher, Christian J. Beckett, Laurence N. Charney, Cyril Ducau, Sami Iskander, Ron Moskovitz, Elias Sakellis, Robert A. Schwed, and Paul Wolff;

As provided in the Company's Articles of Association, each Director is elected pursuant to a general meeting of our shareholders. If the office of a Director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.
The mandate of all current Directors comes to an end at this AGM in accordance with the terms of their election. The members of the Board of Directors stand for re-election to the Board of Directors for a term ending at the AGM to be held in 2017. Please refer to the Company’s 2015 Annual Report on Form 20-F as filed with the SEC on March 1, 2016 for certain biographical information of each of the current Directors.
The Board of Directors recommends that the Shareholders approve the re-appointment of each of the current Directors.

6.	Approval of compensation of the members of the Board;
The compensation of the Company’s Directors is approved annually at the Annual General Meeting.
It is proposed that the Company’s independent Directors (Messrs. Asher, Charney, Iskander, Schwed and Wolff) each receive (i) an annual retainer of $36,000 USD and (ii) a cash award of $80,000 USD in lieu of an equity award in 2016.
It is proposed that the Company’s non-independent directors (Messrs. Moskovitz, Ducau and Sakellis) each receive an annual retainer of $36,000 USD paid directly to the Quantum Pacific Group.
It is proposed that the following additional fees be paid, as applicable*:

Audit Committee Chair Annual Retainer                $15,000
Compensation Committee Chair Annual Retainer            $10,000
Audit Committee Member Annual Retainer                $5,000
Compensation Committee Member Annual Retainer            $5,000
Security Committee Member Annual Retainer            $5,000
Nomination Committee Member Annual Retainer            $5,000
Board Meeting Fee                            $1,750
Committee Meeting Fee                        $1,500
* Any fees earned by the Company’s non-independent Directors shall be paid directly to the Quantum Pacific Group.
Members of the Board who are also Company employees do not receive any additional compensation for their service on the Board. The Company believes that its director fee structure is customary and reasonable for companies of its kind and consistent with that of its peers and similarly situated companies in the industry in which the Company operates.

The Board of Directors recommend that the shareholders approve the compensation of the Company’s Directors as proposed.

7.	Ratification and approval of the Indemnity Agreements entered into with each of the members of the Board.

The Board previously resolved to approve a form indemnity agreement and authorized the Company to enter into and execute indemnity agreements with each member of the Board, with effect as of January 1, 2016, subject to the ratification and approval of such Indemnity Agreements by the Company’s shareholders at the Company’s AGM.
It is proposed that the shareholders ratify the Company’s entry into the Indemnity Agreements with each member of the Board.
The Board of Directors recommends that the shareholders approve the ratification of the Company’s entry into the Indemnity Agreements with each of the Directors.

8.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the AGM of the shareholders of the Company to be held in 2017.

It is proposed that KPMG Luxembourg be re-appointed as independent auditor of the Company for a term ending on the date of the AGM of shareholders of the Company to be held in 2017.
The Board recommends that the shareholders approve the re-appointment of KMPG Luxembourg.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the AGM other than that stated in the Notice of Annual General Meeting.